PRUCO LIFE INSURANCE COMPANY, PHOENIX, ARIZONA

Annuity Number: **Effective Date:**
Owner:

ENDORSEMENT - Continuation by a Retirement Account holding the Annuity for the benefit of the spouse of the Annuitant Subsequent to the Annuitant's death

This Endorsement is made a part of your Annuity. If the terms of the Annuity and those of this Endorsement conflict, the provisions of this Endorsement shall control. This Endorsement is effective on the later of: (a) the date the Annuity of which it is made a part is held by a custodial account established to hold retirement assets for the benefit of the Annuitant pursuant to the provisions of Section 408(a) of the Internal Revenue Code, as amended, and the regulations promulgated thereunder (a "Retirement Account"); and (b) the date this Endorsement is added to your Annuity. This Endorsement ceases to be valid on the effective date of any transfer of the Annuity such that it is no longer held by the Retirement Account. The Owner shall comply with the applicable tax qualification provisions of the Code, as described in this Endorsement, to prevent loss of the advantages of tax deferral and to prevent tax penalties.

Subject to the limitations noted below, upon the death of the Annuitant, when a Retirement Account holds the Annuity and the Retirement Account is designated the Beneficiary, the Retirement Account may elect to continue the Annuity as if the Spousal Continuation provisions of the Annuity apply and the spouse of the deceased Annuitant will become the new Annuitant. The rights, limitations and requirements for such spousal continuation apply in addition to the following requirements:

1. Under the laws and regulations applicable at the time of the Annuitant's death, the spouse of the Annuitant must be able to treat the spouse's entire interest as a Beneficiary of the Retirement Account as the spouse's own Retirement Account and;

2. Proof in Good Order that the Retirement Account is being continued as the Retirement Account of the individual who was the spouse of the deceased Annuitant on the date of the Annuitant's death.

Upon the effective date of this Endorsement, the spouse of the Annuitant will automatically be designated the Joint Annuitant. For purposes of this Endorsement, the Annuity will only continue if elected, within a reasonable time as determined by us, by the Retirement Account as described herein, notwithstanding provisions to the contrary in the Annuity relating to the operation of a Joint Annuitant designation.

This Endorsement terminates upon occurrence of any of the following:

1. The date your Annuity terminates;

2. The date spousal continuation is no longer permissible under the terms of your Annuity or any benefit or program provided pursuant to your Annuity.

PRUCO LIFE INSURANCE COMPANY

Lynn K. Stone
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Secretary